December 17, 2018

Xuezhu Wang
Chief Executive Officer
Happiness Biotech Group Ltd
No. 11, Dongjiao East Road
Shuangxi, Shunchang, Nanping City
Fujian Province, P.R.C.

       Re: Happiness Biotech Group Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 3, 2018
           CIK No. 0001751876

Dear Mr. Wang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business
Research and Development, page 54

1. We refer to your revised disclosures in response to prior comment 7 regarding the development process for your new products. Please further expand your disclosure to discuss what comprises the assessments of the "general health benefits" of the products.
       Please also provide additional information regarding where each of the new products currently stands with respect to the development process.
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany17, 2018
December NameHappiness Biotech Group Ltd
December 17, 2018 Page 2
Page 2
FirstName LastName
Management
Duties of Directors, page 67

2.       We acknowledge your revised disclosures and response to prior comment
8. However,
         the exhibit index continues to list only one version of your Memorandum and Articles of
         Association. It appears that the versions of your Memorandum and Articles of
         Association will be different at the time of your registration statement's effectiveness, and soon thereafter. For example, we note your statement on page 72 that as of the date of the prospectus, your authorized share capital is US$50,000, and that upon filing of an amended and restated Memorandum and Articles of Association, the authorized share capital is expected to be US$500 million. The version you have currently filed as Exhibit
         3.1 provides that the share capital is US$500 million. Accordingly, please file an additional exhibit for the current version of your Memorandum and Articles of
         Association, or advise. In addition, your revised disclosures on page 67 now conflict with your disclosures on page 83. Please reconcile your disclosures. Please also further update your other disclosures in your prospectus to ensure they are consistent with the articles you have filed as an exhibit (e.g., the provision relating to the percentage of shares required for members to call a meeting).
Executive Compensation
Agreements with Named Executive Officers, page 69

3. We note that in response to prior comment 9, you have deleted certain information regarding your officers' rights to terminate their employment agreements in certain circumstances, although these are provisions that remain in the employment agreements and are material terms. Please revise to disclose this information, but ensure that it corresponds to the agreement provision.
Taxation
United States Federal Income Taxation, page 90

4.       We acknowledge your revised disclosures in response to prior comment
11. As
         previously mentioned, please further revise this section to remove language stating that
         "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence with respect to any disclosure serving as the opinion of Hunter
         Taubman.
Financial Statements
Note 1 - Organization and Nature of Operations, page F-8

5.       With regard to your response to prior comment 12, tell us:
           why Wang Xuezhu's parents do not appear as 5% shareholders on page 70 when together they owned 16.87% prior to the reorganization and if the reorganization only added holding companies. Explain to us why any shareholder's ownership changed in
 Xuezhu Wang
Happiness Biotech Group Ltd
December 17, 2018
Page 3
          the reorganization if true.
          why the "several new investors" owning 47.63% do not appear as 5% shareholders on page 70, and
          how Wang Xuezhu's ownership went from 52.37% in May 2018 to 46.35% as stated in your response and then back to 52.37% as shown on page 70.
       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameXuezhu Wang
                                                          Division of
Corporation Finance
Comapany NameHappiness Biotech Group Ltd
                                                          Office of Healthcare
& Insurance
December 17, 2018 Page 3
cc:       Joan Wu
FirstName LastName